Exhibit 99.1

BIT Mining to Expand its Fleet of Bitcoin Mining Machines

HONG KONG, China, July 28, 2021 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading cryptocurrency mining enterprise, today announced that it has entered into a definitive purchase agreement (the “Purchase Agreement”) to acquire 2,500 new bitcoin mining machines (“the Acquired Machines”) for a total consideration of approximately US$6.6 million. When deployed, the Company expects the Acquired Machines to increase its theoretical maximum total hash rate capacity by approximately 165 peta hashes per second (PH/s). The Acquired Machines are expected to be delivered within one week from today. Following delivery, the Company plans for them to be shipped to Kazakhstan for deployment.

In addition to expanding its bitcoin mining machine fleet, the Company has continued to move forward with its overseas development strategy, recent highlights of which include:

•	3,819 bitcoin mining machines with a total hash rate capacity of 172 PH/s have been deployed at data centers in Kazakhstan;
•	a further 4,033 bitcoin mining machines with a total hash rate capacity of 121 PH/s have been shipped to data centers in Kazakhstan and are awaiting deployment; and
•	The Company commenced ethereum mining operations outside of mainland China with hash rate capacity of 86.4 giga hashes per second (GH/s) deployed; an additional hash rate capacity of 4,713.6 GH/s is expected to be deployed by the end of October 2021.

BIT Mining is monitoring current conditions in the market for cryptocurrency mining machines and will consider cost-efficient mining machine acquisitions on an opportunistic basis. Looking forward, the Company is prepared to further expand the scale of its business and increase its theoretical maximum total hash rate capacity, in order to strengthen its position as a leading cryptocurrency mining enterprise.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the entire mining pool business operated under BTC.com, including the domain name BTC.com. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete its vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining's actual results to differ materially from those indicated in the forward-looking statements include, among others: the completion of the private placement; the satisfaction of customary closing conditions related to the private placement and the intended use of net proceeds from the private placement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@btc.com

Ir.btc.com (The Investor Relations website has moved to http://ir.btc.com.)
Ms. Danni Zheng
Phone: +86 755 8633 8005

The Piacente Group, Inc.
Helen Wu
Tel: +86 (10) 6508-0677
Email: BITMining@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com